Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in thousands)	2009	2008	2007	2006	2005

EARNINGS:

Income before income taxes(1)	$387,102	$153,006	$685,450	$323,338	$1,107,135
Add (deduct):
Equity in earnings of unconsolidated entities	(90,732)	(89,812)	(91,831)	(95,170)	(68,039)
Distributions from unconsolidated entities	91,587	92,335	87,404	78,248	52,624
Amortization of capitalized interest	497	—	—	—	—

Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(20,333)	(23,955)	(20,408)	(13,571)	(9,631)
	368,121	131,574	660,615	292,845	1,082,089
Add fixed charges:
Consolidated interest expense (2)	124,557	137,899	208,736	234,543	216,021
Interest portion (1/3) of consolidated rent expense	47,383	46,752	45,451	42,187	40,919
	$540,061	$316,225	$914,802	$569,575	$1,339,029
FIXED CHARGES:
Consolidated interest expense (2)	$124,557	$137,899	$208,736	$234,543	$216,021
Capitalized interest	3,850	4,162	811	494	—
Interest portion (1/3) of consolidated rent expense	47,383	46,752	45,451	42,187	40,919
	$175,790	$188,813	$254,998	$277,224	$256,940
RATIO OF EARNINGS TO FIXED CHARGES	3.07	1.67	3.59	2.05	5.21
Tax-effected preferred dividends	$78	$82	$88	$259	$312
Fixed charges	175,790	188,813	254,998	277,224	256,940
Fixed charges and preferred dividends	$175,868	$188,895	$255,086	$277,483	$257,252
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.07	1.67	3.59	2.05	5.21

(1)          Includes non-cash charges related to losses on impairment as follows: 2009: $14.0 million; 2008: $414.4 million; 2007: $24.9 million.

Includes gain (loss) on investments and financial instruments as follows: 2008: $31.6 million; 2007: $81.4 million; 2006: $(137.7) million; 2005: $727.5 million.

(2)          Interest expense on income tax contingencies is not included in fixed charges.